SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2020

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

PUBLICLY HELD COMPANY

DETAILED FINAL VOTING MAP

ANNUAL GENERAL MEETING

HELD ON MAY 29, 2020

São Paulo, June 9, 2020 – Braskem S.A. (B3: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK) (“Company”), pursuant to CVM Instruction 481/09, hereby disclosed to its shareholders and the market the detailed final voting map, in the form of Exhibit I which consolidates the voting instructions of both shareholders which voted through remote voting (boletim de voto a distância) and those present, as computed at the Annual General Meeting of the Company held on May 29, 2020, including the first five digits of the shareholders’ individual or corporate taxpayer identification number (CPF or CNPJ, respectively), their vote on each item, and information about their shareholding position.

Further information can be obtained from Braskem’s Investor Relations Department by phone: +55 (11) 3576-9531 or by e-mail: braskem-ri@braskem.com.br

GED - 4881798v1

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

PUBLICLY HELD COMPANY

EXHIBIT I

DETAILED FINAL VOTING MAP

ANNUAL GENERAL MEETING

HELD ON MAY 29, 20201

Resolutions
1

Review, discuss and vote on the Management Report and respective Administrators’ Accounts and Financial Statements of the Company, containing Explanatory Notes for the fiscal year ended on December 31, 2019, accompanied with the Independent Auditors’ Report and Opinion and the Fiscal Council’s Report.

2

Review, discuss and vote the Management’s Proposal to allocate the results of the fiscal year ended on December 31, 2019, using a portion of the profit reserve to cover the loss ascertained in the fiscal year.

3	Election of the members to the Board of Directors (single slate of candidates)
4	To resolve on the election of the Chairman and Vice-Chairman of the Company's Board of Directors (José Mauro Mettrau Carneiro da Cunha as Chairman and João Cox Neto as Vice-Chairman).
5	Election of candidates to the Fiscal Council (by separate election pursuant to Article 161, paragraph 4, item "a", of Corporation Law)
6	Election of candidates to the Fiscal Council (by single panel of candidates)
7

To resolve on the annual and global remuneration of the Company's management and members of the Fiscal Council for the fiscal year ending December 31, 2020, in the total amount of BRL 83,039,380.15, relating to the annual and global remuneration of the administrators, and the amount of BRL 1,171,800.00 relating to the compensation of the members of the Fiscal Council.

GED - 4881798v1

1 This voting map does not include matters that were not subject to resolution by the Annual General Meeting.

Resolution Code	CNPJ/CPF (First 5 digits)	Vote	Number of Shares
			(ON)(1)	(PN)(2)
1	54579	APPROVE	4.345.162
	80738	ABSTAIN	1.000
	51447	APPROVE	1
	22606	APPROVE	226.334.622
	89351	ABSTAIN	2.827.500
	33000	APPROVE	212.426.952
	59640	APPROVE	27.647
	21605	APPROVE	9.318
	33499	APPROVE	2.454
2	54579	APPROVE	4.345.162
	80738	ABSTAIN	1.000
	51447	APPROVE	1
	22606	APPROVE	226.334.622
	89351	ABSTAIN	2.827.500
	33000	APPROVE	212.426.952
	59640	APPROVE	27.647
	21605	APPROVE	9.318
	33499	APPROVE	2.454
3	54579	APPROVE	4.345.162
	80738	ABSTAIN	1.000
	51447	APPROVE	1
	22606	APPROVE	226.334.622
	89351	ABSTAIN	2.827.500
	33000	APPROVE	212.426.952
	59640	ABSTAIN	27.647
	21605	APPROVE	9.318
	33499	ABSTAIN	2.454
4	54579	APPROVE	4.345.162
	80738	ABSTAIN	1.000
	51447	APPROVE	1
	22606	APPROVE	226.334.622
	89351	ABSTAIN	2.827.500
	33000	APPROVE	212.426.952
	59640	ABSTAIN	27.647
	21605	APPROVE	9.318
	33499	ABSTAIN	2.454
5	80738	APPROVE		5.000
	51447	ABSTAIN		12
	22606	ABSTAIN		79.182.486
	65418	APPROVE		942.200
	13001	APPROVE		79.900
	57757	APPROVE		3.771.720
	26673	APPROVE		6.372.285
	12055	APPROVE		6.706.695
	89351	APPROVE		9.123.300
	33000	ABSTAIN		75.761.739
	13416	ABSTAIN		24.980
	12984	ABSTAIN		8.985
	63236	ABSTAIN		170.317
	70965	ABSTAIN		7.049
	20147	ABSTAIN		6.300
	76866	ABSTAIN		2.685
	11419	ABSTAIN		406.218
	18138	ABSTAIN		20.200
	10263	ABSTAIN		92.852
	28872	ABSTAIN		30.394
	60699	ABSTAIN		22.438
	76589	ABSTAIN		18.944
	19388	ABSTAIN		51.200
	33700	ABSTAIN		115.193
	12984	ABSTAIN		123.864
	12984	ABSTAIN		8.665
	87039	ABSTAIN		71.079
	47518	ABSTAIN		7.700
	29259	ABSTAIN		57.600
	29925	APPROVE		121.300
	97540	APPROVE		76.000
	35374	APPROVE		6.000
	55237	ABSTAIN		5.728.594
	55237	APPROVE		11.192.514
	55237	REJECT		68.448
	55237	ABSTAIN		187.358
	59640	APPROVE		54.721
	33499	APPROVE		4.841
	54797	APPROVE		759.122
	58386	APPROVE		920.122
	58388	APPROVE		4.165
	58392	APPROVE		41.460
	58392	APPROVE		20.700
	58392	APPROVE		55.500
	58394	APPROVE		197.719
	58396	APPROVE		13.685.095
	58397	APPROVE		10.400
	58399	APPROVE		425.380
	58400	APPROVE		39.300
	58400	APPROVE		4.403
	58400	APPROVE		4.801
	58400	APPROVE		88.139
	58402	APPROVE		309.669
	59850	APPROVE		65.199
	59868	APPROVE		462.947
	59868	APPROVE		36.312
	59873	APPROVE		49.141
	59877	APPROVE		36.289
	59877	APPROVE		38.592
	60463	APPROVE		3.700
	62390	APPROVE		8.600
	62390	APPROVE		82.036
	65411	APPROVE		48.389
	69434	APPROVE		29.400
	71409	APPROVE		1.700
	71409	APPROVE		36.031
	71410	ABSTAIN		700
	71914	ABSTAIN		2.009
	72372	APPROVE		98.400
	72473	APPROVE		46.800
	73456	APPROVE		5.437
	74186	ABSTAIN		5.500
	74186	APPROVE		4.100
	74186	ABSTAIN		306.931
	74186	APPROVE		96.551
	74963	APPROVE		5.160
	74963	APPROVE		245.575
	74963	APPROVE		3.892
	75069	APPROVE		266.713
	75166	APPROVE		5.778
	75364	APPROVE		333.622
	76224	APPROVE		577.926
	76478	ABSTAIN		8.200
	78464	APPROVE		12.800
	78892	APPROVE		4.642
	79403	ABSTAIN		53.041
	79403	APPROVE		11.800
	79426	APPROVE		586.900
	79907	APPROVE		42.100
	82756	APPROVE		7.403
	82780	APPROVE		15.400
	82950	APPROVE		4.032.056
	83362	APPROVE		56.466
	83609	APPROVE		18.900
	83874	APPROVE		32.603
	85796	APPROVE		69.600
	86253	APPROVE		45.685
	86404	APPROVE		4.200
	86405	APPROVE		17.100
	86884	APPROVE		320.800
	88575	APPROVE		247.596
	90483	APPROVE		500
	90633	APPROVE		195.509
	90897	APPROVE		86.400
	90897	APPROVE		14.200
	91457	APPROVE		1.851.306
	91635	APPROVE		80.621
	92990	APPROVE		190.375
	93304	APPROVE		17.400
	94700	APPROVE		7.700
	95596	APPROVE		64.180
	95675	APPROVE		11.400
	95931	APPROVE		161.900
	96209	APPROVE		19.368
	96275	ABSTAIN		5.300
	10205	APPROVE		420
	10263	APPROVE		6.100
	10374	APPROVE		32.442
	10378	APPROVE		97.880
	10378	APPROVE		28.929
	10419	APPROVE		10.330
	10539	APPROVE		3.400
	10569	APPROVE		13.100
	10700	APPROVE		805
	10916	APPROVE		202.975
	10975	APPROVE		13.700
	11026	APPROVE		42.200
	11030	APPROVE		129.400
	11083	APPROVE		67.102
	11100	APPROVE		249.265
	11184	APPROVE		740.400
	11311	APPROVE		100.451
	11324	APPROVE		5.200
	11435	APPROVE		207.284
	11729	APPROVE		25.800
	11811	APPROVE		153.700
	11841	APPROVE		13.279
	11847	APPROVE		812.415
	11906	ABSTAIN		18.900
	12068	APPROVE		81.400
	12068	APPROVE		100.115
	12094	APPROVE		46.200
	12120	APPROVE		12.500
	12436	APPROVE		16.817
	12458	APPROVE		400
	12525	APPROVE		7.072
	13022	APPROVE		100
	13028	APPROVE		2.300
	13049	APPROVE		258.427
	13362	APPROVE		15.100
	13442	APPROVE		7.600
	13562	APPROVE		-
	13709	APPROVE		30.800
	13725	APPROVE		11.000
	13834	APPROVE		27.100
	13834	APPROVE		28.500
	13973	APPROVE		510.879
	13981	APPROVE		37.200
	14012	APPROVE		100.300
	14027	APPROVE		45.700
	14406	APPROVE		1.870
	14494	APPROVE		5.755
	14541	APPROVE		18.100
	14541	APPROVE		81.500
	14812	APPROVE		77.100
	14819	APPROVE		86.500
	14988	APPROVE		21.900
	15078	APPROVE		2.973
	15085	APPROVE		10.400
	15189	APPROVE		23.300
	15231	APPROVE		900
	15265	APPROVE		7.800
	15272	APPROVE		18.983
	15568	APPROVE		18.941
	15594	APPROVE		26.794
	15628	APPROVE		3.100
	16878	ABSTAIN		5.300
	16947	APPROVE		1.436.300
	16947	APPROVE		145.000
	17021	APPROVE		15.727
	17209	APPROVE		34.200
	17718	APPROVE		180.800
	17858	APPROVE		9.445
	17934	APPROVE		27.400
	18030	APPROVE		4.420
	18214	APPROVE		5.791
	18497	APPROVE		828
	18497	APPROVE		1.811
	18830	APPROVE		11.500
	19135	APPROVE		178.142
	19244	APPROVE		1.000
	19270	APPROVE		5.800
	19449	APPROVE		896
	19618	APPROVE		182.420
	19808	APPROVE		15.900
	19822	APPROVE		109.643
	19837	APPROVE		102.200
	19874	ABSTAIN		29.542
	19874	ABSTAIN		16.690
	19893	APPROVE		231.400
	19910	APPROVE		3.600
	20026	APPROVE		2.899
	20196	APPROVE		51.300
	20196	APPROVE		327.600
	20270	APPROVE		41.000
	20270	APPROVE		245.600
	20322	APPROVE		1.195.245
	20447	APPROVE		1.748
	20457	APPROVE		3.800
	20622	APPROVE		20.100
	20849	APPROVE		600
	21141	APPROVE		13.300
	21166	APPROVE		778
	21826	APPROVE		7.754
	21962	APPROVE		62.042
	22403	APPROVE		210.900
	22420	APPROVE		86.300
	22630	APPROVE		2.900
	22630	APPROVE		16.789
	22875	APPROVE		7.900
	22896	APPROVE		22.500
	23020	APPROVE		19.366
	23572	APPROVE		7.900
	23771	APPROVE		193.468
	23840	APPROVE		20.000
	23874	APPROVE		134.200
	24489	APPROVE		43.228
	24779	APPROVE		31.800
	24897	APPROVE		29.000
	26160	APPROVE		27.800
	26311	APPROVE		2.000
	26431	APPROVE		80.600
	26565	APPROVE		11.700
	26755	APPROVE		9.852
	26755	APPROVE		276.700
	27084	APPROVE		3.200
	27532	APPROVE		1.000
	27545	APPROVE		12.000
	27680	APPROVE		21.100
	27703	APPROVE		6.010
	27714	APPROVE		1.211
	27778	APPROVE		63.200
	27866	APPROVE		48.500
	27866	APPROVE		23.299
	27866	APPROVE		69.080
	27866	APPROVE		3.999
	27866	APPROVE		485.816
	27866	APPROVE		24.874
	27866	APPROVE		325.998
	27866	APPROVE		95.313
	27866	APPROVE		12.047
	27866	APPROVE		1.500
	28072	APPROVE		200
	28072	APPROVE		10.656
	28271	APPROVE		1.867
	28360	APPROVE		99
	28394	APPROVE		5.500
	28919	APPROVE		1.130
	28990	APPROVE		78.100
	29264	APPROVE		1.000
	29322	APPROVE		1.584.227
	29394	APPROVE		77.168
	29522	APPROVE		13.800
	30066	APPROVE		208.610
	30463	APPROVE		176.700
	30515	APPROVE		1.600
	30769	APPROVE		8.058
	30918	APPROVE		92.507
	31064	APPROVE		3.407
	31240	APPROVE		8.300
	31362	APPROVE		25.200
	31502	APPROVE		126.017
	31577	APPROVE		700
	31669	APPROVE		147.700
	31814	APPROVE		25.400
	31829	APPROVE		41.500
	32106	APPROVE		2.750
	32329	APPROVE		81.336
	33166	APPROVE		12.100
	33580	APPROVE		250.700
	33814	APPROVE		1.300
	34357	APPROVE		6.000
	34662	APPROVE		100
	34768	APPROVE		9.700
	34825	APPROVE		1.485
	34887	APPROVE		400.400
	35450	APPROVE		734.300
	97538	APPROVE		11.300
	97538	APPROVE		65.800
	97538	APPROVE		3.372
	97539	APPROVE		367.795
	97539	APPROVE		25.000
	97539	APPROVE		4.079
	97539	APPROVE		35.600
	97539	APPROVE		10.470
	97539	APPROVE		9.939
	97539	APPROVE		10.246
	97539	APPROVE		414.758
	97540	APPROVE		76.000
	97540	APPROVE		11.032
	97540	APPROVE		5.594
	97540	APPROVE		59.408
	97540	APPROVE		3.700
	97540	ABSTAIN		9.400
	97540	APPROVE		40.900
	97540	APPROVE		13.770
	97540	APPROVE		25.000
	97540	APPROVE		2.860.483
6	54579	APPROVE	4.345.162
	80738	ABSTAIN	1.000
	51447	APPROVE	1
	22606	APPROVE	226.334.622
	89351	ABSTAIN	2.827.500
	33000	APPROVE	212.426.952
	59640	ABSTAIN	27.647
	21605	ABSTAIN	9.318
	33499	ABSTAIN	2.454

GED - 4881798v1

7	54579	APPROVE	4.345.162
	80738	ABSTAIN	1.000
	51447	APPROVE	1
	22606	APPROVE	226.334.622
	89351	ABSTAIN	2.827.500
	33000	APPROVE	212.426.952
	59640	APPROVE	27.647
	21605	APPROVE	9.318
	33499	APPROVE	2.454

(1) ON shares are common shares issued by the Company. It does not take into consideration Treasury Stock.

(2) PN Shares are preferred shares of class A and B issued by the Company, which have the right to vote only and exclusively for separate election of the Board of Directors, under the terms of article 141, paragraph 4, II” and paragraph 5 of Corporation Law, and the Fiscal Council, under the terms of article 161, paragraph 4, item "a", of Corporation Law. It does not take into consideration Treasury Stock.

GED - 4881798v1

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 9, 2020
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.